UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

HemaCare Corporation (Name of Issuer)
Common Stock (Title of Class of Securities)
423498104 (CUSIP Number)
Brian Cheap Kudu Partners, L.P. PO Box 676353 Rancho Santa Fe, CA 92067 858-832-1107 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 06, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 423498104

1.	Names of Reporting Persons. Kudu Partners, L.P. I.R.S. Identification No. 84-1589968

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) (X)

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 455,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 455,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 455,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.9

14.	Type of Reporting Person PN
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Item 1. Security and Issuer HemaCare Corporation common stock 21101 Oxnard Street Woodland Hills, CA 91367

Item 2. Identity and Background.

(a)	Name: Kudu Partners, L.P. A Delaware Limited Partnership Investment Management

(b)	Residence or business address: 1900 C.R. 124 Hesperus, CO 81326

(c)	Present Principal Occupation or Employment:

(d)	Criminal Conviction: Kudu Partners, L.P. has not been convicted in any criminal proceedings.

(e)	Court or Administrative Proceedings: Kudu Partners, L.P. has not been party to any civil proceedings.

(f)	Citizenship:

Item 3. Source and Amount of Funds or Other Consideration:

                   $122,200.00 from working capital of Kudu Partners, L.P. used to purchase 260,000 shares of HemaCare Corporation common stock. No funds were borrowed.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

Investment
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
May from time to time acquire more securities. May from time to time sell securities.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
None contemplated now.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
None
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
None presently.
(e) Any material change in the present capitalization or dividend policy of the issuer;
None
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

None
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
None
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

None
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
None
(j) Any action similar to any of those enumerated above.
None

Item 5. Interest in Securities of the Issuer.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
February 6, 2003	$0.47	260,000

Purchased by Kudu Partners, L.P. in the open market.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2003
William A. Lupien
By:	/s/ William A. Lupien William A. Lupien
Title:	Partner

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